Exhibit (a)(1)(v)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Tenders of Shares

Adams Street Private Equity Navigator Fund LLC

c/o Adams Street Advisors, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

______ __, 2026

Dear Shareholder:

Adams Street Private Equity Navigator Fund LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of limited liability company interests in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you are entitled to be paid an amount equal to the value, determined as of September 30, 2026 (the “Valuation Date”), of the repurchased Shares, in accordance with the terms of the tender offer. Pursuant to the terms of the tender offer, the Board has discretion to hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to all tendering Shareholders. Accordingly, a cash payment of at least 95% of the proceeds of your Shares to be repurchased by the Fund will be wire transferred to the account designated by you within 65 days following September 11, 2026; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $10,000, the Fund reserves the right to reduce the amount repurchased so that your required account balance is maintained in accordance with the terms of the tender offer. Such minimum account balance may be waived by the Fund, in its sole discretion. The final post-audit payment representing the balance of the amount due, if any, will be paid to you no later than 5 business days after the completion of the Fund’s next annual audit according to the terms of the tender offer, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2027 for this repurchase offer.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact State Street Bank and Trust Company at 844-705-0580.

Sincerely,

Adams Street Private Equity Navigator Fund LLC